

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 26, 2010

By U.S. mail and facsimile to (503) 653-4555

Mr. Calvin E. Jenness, Senior Vice President and Chief Financial Officer
Blount International, Inc.
4909 SE International Way
Portland, OR 97222-4679

   RE: Blount International, Inc.
      Form 10-K for the fiscal year ended December 31, 2009
      File No. 1-11549

Dear Mr. Jenness:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Terence O'Brien
          Branch Chief